NEWS RELEASE

Rolling Thunder Provides Operational Update
and Announces Management Addition

Calgary, Alberta, July 26, 2006 - Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Company”) (TSX-V: ROL.A, ROL.B; OTO: RTHXF) has drilled five gross (3.4 net) wells so far this summer. Four (2.9 net) have been cased and one (0.5 net) has been abandoned. Three of the cased wells are in the Company’s core area of Teepee Creek. Testing and completion operations on these wells are underway and results will be released when definitive information is available. One well (0.82 net) was cased at Gordondale. This well will be tested after the Teepee Creek wells and results will be released at that time. Finally, one well (0.5 net) was drilled and abandoned at Gold Creek. Rolling Thunder anticipates drilling six more wells prior to year end.

Rolling Thunder is also pleased to announce the appointment of Andy Potter as Vice President of Engineering. Andy brings a wealth of experience to Rolling Thunder’s core areas. Before joining Rolling Thunder, Andy was the Manager of Engineering for a junior oil and gas company. Prior to that, he held positions of increasing responsibility at Anderson Exploration, Home Oil, Santos Limited and Canadian Occidental Petroleum Limited.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com. or contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

kameliaw@rollingthunderexploration.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.